M-real Corporation Stock Exchange Bulletin 15.2.2005 at 10 a.m.

M-REAL INITIATES COST SAVINGS AND EFFICIENCY IMPROVEMENT PROGRAMME IN ITS SWEDISH OPERATIONS

M-real has initiated a programme to enhance productivity and profitability at Wifsta and Husum mills in Sweden. The target is to reduce costs by at least SEK 200 million and reach a 15% productivity increase by the end of the year 2006. An important element in the programme is the planned integration of Wifsta into Husum organisation. Negotiations with Labour Unions at M-real's Wifsta and Husum mills have been started regarding the actions of the programme.

The programme is part of M-real's Cost Savings and Efficiency Improvement programme 2004 – 2006. The final decision and estimate of potential one-time costs are expected to be made during second quarter 2005.

M-REAL CORPORATION



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Corporate Communications

For additional information contact Juhani Pöhö, Chief Financial Officer, tel. +358 10 469 5283 or Peter Sandberg, Executive Vice President, Office Papers, tel. +31 20 572 7560





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